

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

August 9, 2016

Via E-mail
Nancy E. Pecota
Vice President, Finance and Chief Financial Officer
Aradigm Corporation
3929 Point Eden Way
Hayward, California 94545

>   **Re: Aradigm Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2015**
>   **Filed March 30, 2016**
>   **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2015**
>   **Filed May 9, 2016**
>   **File No. 001-36480**

Dear Ms. Pecota:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Unregistered Sales of Equity Securities and Use of Proceeds, page 31

1.   Please provide the disclosures required by Items 2 and 3 of Form 10-K.

Item 9A. Controls and Procedures

Management's Annual Report on Internal Control Over Financial Reporting, page 67

2.   We note that your Management´s Report on Internal Control over Financial Reporting does not identify the version of the Committee of Sponsoring Organizations of the

Treadway Commission (COSO) Internal Control - Integrated Framework that was used to perform your assessment. Please tell us the COSO framework used by your management and, as required by Item 308(a)(2) of Regulation S-K, revise the report in future filings to identify the framework used.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2015

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 19

3.   Please provide the disclosures required by Item 201(d) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeanne Bennett at (202) 551-3606 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or Geoff Kruczek, Senior Attorney, at (202) 552-3641 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery